DaimlerChrysler AG

August 15, 2005

VIA ELECTRONIC TRANSMISSION

Ms. Cecilia D. Blye

Chief, Office of Global Risk Security

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20549-5546

Re:	DaimlerChrysler AG
Form 20-F for the fiscal year-ended December 31, 2004
File No. 1-12356

Dear Ms. Blye:

Attached is DaimlerChrysler AG’s response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter dated June 30, 2005 (the “Comment Letter”).

As requested by the Staff, DaimlerChrysler also acknowledges that:

•                  the company is responsible for the adequacy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at +49-711-17-92786 if you have any questions regarding the response.

Sincerely,

DaimlerChrysler AG

/s/ ppa. Dr. Peter Waskönig	/s/ ppa. Robert Köthner
Dr. Peter Waskönig	Robert Köthner
Vice President	Vice President
General Counsel DaimlerChrysler Europe, Africa, Asia	Chief Accounting Officer

M E M O R A N D U M

August 15, 2005

TO:	Cecilia D. Blye
Securities and Exchange Commission

FROM:	DaimlerChrysler AG

Re:	DaimlerChrysler AG
Form 20-F for the fiscal year-ended December 31, 2004
File No. 1-12356

We are responding to the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”), dated June 30, 2005 (the “Comment Letter”), regarding our operations in Cuba, the existence and status of a certain investigation by German authorities, and our contacts with Iran.

Cuba

Comment:              Your 424(b)(3) prospectus supplement filed on March 4, 2005, states that you and certain of your subsidiaries and affiliates “occasionally sell, directly or through their authorized sales representatives, passenger cars, commercial vehicles, vehicle components and other products to persons located in Cuba.” In view of the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, please describe for us your operations in Cuba; advise us of the materiality to the company of its operations in Cuba; and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Response:  DaimlerChrysler does not maintain any operations in Cuba, either directly or through any of its subsidiaries or affiliates. It also does not hold, directly or indirectly, an interest in any Cuban entity. As discussed further below, DaimlerChrysler does not consider its activities in Cuba to be material.

DaimlerChrysler exports Mercedes-Benz vehicles (passenger cars, busses, trucks and vans), vehicle kits requiring assembly, and automotive parts to a non-affiliate Cuban company under a wholesale distribution agreement that restricts resales to transactions within Cuba. The products distributed through the Cuban distributor are manufactured in, and shipped from, Europe or South America.

The general distributor company is a joint venture between an Egyptian national who holds 51% of its equity interests, and a state-owned Cuban company, which holds the remaining 49%, and the current general manager of the distributor is an expatriate employee of DaimlerChrysler AG. As is the case with many of DaimlerChrysler’s general distributors in other countries, the Cuban distributor is also an authorized dealer for the retail sale of these products within Cuba, and a Cuban affiliate of the general distributor is authorized to provide warranty service in Cuba with respect to the products.

In March 2005 DaimlerChrysler’s Brazilian subsidiary entered into a contract to supply diesel engines to an independent Brazilian supplier for generator sets destined for Cuba. The contract term is 4 years and the contract value (aggregate purchase price) is $20 million. In addition, one of our German subsidiaries entered into two contracts, one in February 2005 and the other in March 2005, to supply a total of 965 generator units to the Cuban state through an independent importer. Under the first contract, which has a contract value of approximately Euro 100 million, 333 units are scheduled to be delivered in 2005; under the second contract, which has a contract value of approximately Euro 200 million, 632 units are to be delivered in 2006. DaimlerChrysler does not consider any of these transactions to be material to the DaimlerChrysler group.

DaimlerChrysler’s vehicle sales into Cuba are also not material to the company’s consolidated financial results. In 2004, DaimlerChrysler sold 5 Mercedes-Benz passenger cars and approximately 660 Mercedes-Benz light commercial vehicles, which includes the sale of  420 ambulances, to its Cuban general distributor (2003:  29 and approximately 240, respectively). These vehicle sales resulted in total revenues of approximately Euro 12 million in 2004 and approximately Euro 9 million in 2003. As reported in our 2004 annual report on Form 20-F, DaimlerChrysler’s worldwide unit sales of Mercedes-Benz passenger cars were 1,226,800 in 2004 and 1,216,900 in 2003. Worldwide unit sales of commercial vehicles amounted to 712,200 in 2004 and 501,000 in 2003. DaimlerChrysler’s total revenues were Euro 142 billion in 2004 and Euro 136 billion in 2003. As of year-end 2004 and 2003, our total exposure related to a potential loss of accounts receivable for goods supplied to Cuba was less than Euro 5 million and less than Euro 2 million, respectively. We expect vehicle sales in 2005 to be in a range comparable to that in 2004 and 2003.

We do not consider any of these activities to pose a material investment risk to our security holders.  Cuban sales are clearly not quantitatively material to DaimlerChrysler’s consolidated financial condition.  Moreover, we believe our Cuban sales comport with applicable export laws of Europe and the United States* and, as a result, we do not anticipate any material adverse impact on DaimlerChrysler’s reputation or share value.  In this regard, we note that according to our share register, more than 80% of our publicly traded ordinary shares are held by non-U.S. holders.  Further, apart from an inquiry relating to the settlement referenced below, we have no record of any of our U.S. shareholders ever inquiring of DaimlerChrysler whether or to what extent it has operations or sales in Cuba. We also note with respect to our publicly traded debt securities, that the company has included a reference to Cuban sales in each of the Form F-3 registration statements it has filed since its formation in 1998 through the March 4, 2005 prospectus supplement noted by the Staff, with no discernible negative impact on the market for our debt securities as a result of such disclosure. For these reasons it is our view that our sales relative to Cuba do not constitute a material investment risk for our security holders.

Iran

Comment:              We are aware of a published report that you are under investigation by German authorities because of some 453 units of truck-trailers you sold to Saudi Arabia that surfaced in Iran. Please confirm for us the existence of the referenced investigation, advise us of its status, and describe for us all direct and indirect contacts the company has with Iran, a country that has been identified as a state sponsor of terrorism, and is subject to U.S. economic sanctions. We may have further comment.

Response:  DaimlerChrysler can confirm that German authorities are investigating the assumed delivery to Iran in 2003 of 270 Mercedes-Benz trucks originally destined for Saudi Arabia. These trucks were part of an order for 453 Mercedes-Benz commercial vehicles by DaimlerChrysler AG’s general distributor of Mercedes-Benz vehicles in Saudi Arabia (DaimlerChrysler AG holds a 26% minority interest in the distributor). After learning that the first 183 vehicles delivered pursuant to the order had been received by an Iranian organization on the German government’s “restricted” list, DaimlerChrysler AG ceased delivery of the remaining 270 vehicles and informed the German authorities accordingly. Sales to endusers on the “restricted” list must be approved by German authorities irrespective of whether the products are intended for military or civilian purposes. DaimlerChrysler AG was then advised by its Saudi Arabian distributor that a new customer in Saudi Arabia for the remaining 270 trucks had been located and was provided explicit assurances that the vehicles were destined for and would remain in Saudi Arabia. DaimlerChrysler AG notified the German authorities about the delivery after it came

* In 2004 we settled a matter that we had voluntarily reported to the U.S. Treasury Department’s Office of Foreign Assets Control regarding the sale by a Mexican subsidiary of a limited number of buses in 1995 and 1996 (with spare part sales through 1999). The matter settled for a nominal amount ($32,500) without any finding of a violation of law or the assessment of any penalty.

to believe that these vehicles had also been sold to the same Iranian organization that had received the first 183 units, not withstanding the assurances it had received. DaimlerChrysler also advised the authorities that it believes that an employee of the Saudi Arabian distributor engaged in fraudulent conduct, including the use of forged documents, to disguise the ultimate destination of these vehicles. The Saudi Arabian distributor has since terminated the employee. The prosecutor’s office in Stuttgart is involved in the investigation, which has included a search of DaimlerChrysler AG’s Stuttgart headquarters in November 2004, and the commencement of witness hearings in March 2005. The investigation is ongoing.

DaimlerChrysler’s direct and indirect contacts with Iran can be summarized as follows:

•                  DaimlerChrysler AG maintains a representative office in Tehran which coordinates all DaimlerChrysler-related business activities in Iran.

•                  DaimlerChrysler AG also maintains relations with three general distributors in Iran, one for Mercedes-Benz passenger cars, one for Mercedes-Benz commercial vehicles, and one for off-highway engines.  The general distributor for passenger cars is a wholly-owned subsidiary of DaimlerChrysler AG, the other two distributors are independent companies. The general distributor for commercial vehicles is partially owned by the Iranian state. A wholly-owned subsidiary of that distributor purchases spare parts from DaimlerChrysler AG.

•                  DaimlerChrysler AG holds a 30% ownership interest in an Iranian diesel engine manufacturer. The remaining shares in this manufacturer are held by DaimlerChrysler AG’s general distributor for commercial vehicles and one of the distributor’s affiliates. DaimlerChrysler AG supplies trailer axles and DaimlerChrysler AG’s Brazilian and Indonesian subsidiaries supply bus chassis to several Iranian customers.

•                  In 2002 and 2003, DaimlerChrysler AG sold and delivered approximately 4,000 passenger cars, including associated tools, equipment and technical assistance services, to NAJA, the purchasing office of the Iranian Police Force. The technical assistance services are being provided by DaimlerChrysler AG’s general distributor for Mercedes-Benz passenger cars.

•                  DaimlerChrysler AG has retained a Swiss consulting firm owned by two Iranian individuals to provide general advice on conducting business in Iran. It also has a consultancy arrangement with an Iranian firm relating to the delivery of bus chassis to an Iranian entity.

•                  In certain cases, DaimlerChrysler AG provides logistical, financial (for example, sponsorships) and other support for Iranian humanitarian efforts (for example, earthquake relief) as well as social and cultural events.

DaimlerChrysler’s sales into Iran have been immaterial to the company’s consolidated financial results. DaimlerChrysler’s revenues from sales in Iran were approximately Euro 300 million in 2004 and approximately Euro 200 million in 2003 compared to total group revenues of Euro 142 billion in 2004 and Euro 136 billion in 2003. In 2004, DaimlerChrysler AG, directly or through one or more non-U.S. affiliates, sold 14 Mercedes-Benz passenger cars and approximately 5,800 Mercedes-Benz commercial vehicles in Iran (2003: approximately 1,500 and 2,400, respectively). Worldwide unit sales of Mercedes-Benz passenger cars were 1,226,800 in 2004 and 1,216,900 in 2003, and worldwide unit sales of commercial vehicles amounted to 712,200 in 2004 and 501,000 in 2003. We expect 2005 sales in Iran to be in a range comparable to that in 2004 and 2003.

All products sold to Iranian distributors or customers are produced in Germany or Brazil and sold by DaimlerChrysler AG or one of its German or Brazilian affiliates. We believe our Iranian sales comport with applicable export laws of Europe and the United States, subject to any findings to the contrary that may be reached in the German investigation described above. As a result, we do not anticipate any material adverse impact from these sales on DaimlerChrysler’s reputation or share value.